Exhibit 99.2

Fusion Fuel Releases Investor Update Video and Investor Presentation

Reminds Shareholders of June 8, 2026 Extraordinary General Meeting to Vote on Royal Uranium Acquisition, Preferred Shares Conversion and Proposed Name Change to Fusion Elements plc

Board of Directors Unanimously Recommends Shareholders Vote “FOR” All Three Resolutions

Dublin, May 27, 2026 (GLOBE NEWSWIRE) — Fusion Fuel Green PLC (Nasdaq: HTOO) (“Fusion Fuel” or the “Company”), a leading provider of full-service energy engineering, advisory, and utility solutions, today released an investor update video and investor presentation.

The investor presentation and accompanying investor update video provides shareholders with a strategic update on the Company’s recent progress, operational priorities, key growth targets, including the Company’s revenue and net income targets for fiscal years 2026 and 2027, and the indicative valuation of certain royalties held by Royal Uranium Inc. (“Royal Uranium”) that are not owned or controlled by the Company and that the Company expects to acquire under its previously-announced agreement to acquire up to 100% of the equity of Royal Uranium. Management also discusses ongoing business initiatives, market opportunities, the Company’s strategy of building a diversified energy platform, and other matters that are described in the investor presentation.

The investor presentation and investor update video are now available on the investor relations page of the Company’s website at www.fusion-fuel.eu/investors-data-room/finance-and-filings.

The Company also reminds shareholders that it will convene an Extraordinary General Meeting (the “EGM”) of shareholders on June 8, 2026 at 1:00 p.m. Irish Time (8:00 a.m. Eastern Time), to be held at the offices of Arthur Cox LLP, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland.

At the EGM, shareholders will be asked to consider and vote on three resolutions, which are summarized below and described in a Circular to Shareholders and Notice of Extraordinary General Meeting, dated May 15, 2026 (the “Circular”). The Board of Directors of the Company (the “Board”) unanimously recommends shareholders vote in favor of each resolution.

Resolution 1, Approval of the Royal Uranium Inc. Acquisition, is to approve the acquisition by the Company (or any nominated subsidiary of the Company) of Royal Uranium, pursuant to and in accordance with the terms of the Share Exchange Agreement dated February 18, 2026, and authorize the directors of the Company to agree to such modifications, variations, revisions, waivers, extensions, additions or amendments to any of the terms and conditions of the acquisition and/or to any documents relating to it, as the directors (or any duly authorized committee thereof) may in their absolute discretion think fit, provided such modifications, variations, revisions, waivers, extensions, additions or amendments are not of a material nature.

Resolution 2, Conversion of Preferred Shares, is to approve the conversion of 4,171,327 preferred shares of $0.0001 each in the capital of the Company previously designated by the Board as Series A Convertible Preferred Shares, and which were issued pursuant to the terms of the stock purchase agreement dated November 18, 2024 among Quality Industrial Corp., a Nevada corporation and a majority-owned subsidiary of the Company (“QIND”), the Company, Ilustrato Pictures International Inc. and other shareholders of QIND, into such number of ordinary shares of $0.0035 each in the capital of the Company as determined in accordance with the conversion terms fixed by the Board and pursuant to the Certificate of Designation of Preferences, Benefits and Limitations of Series A Convertible Preferred Shares of Fusion Fuel Green PLC (as amended from time to time).

Resolution 3, Change of Company Name, is to approve the change of the name of the Company from Fusion Fuel Green PLC to Fusion Elements plc, and to further authorize the Board to determine (i) the time of the filing of the requisite documents (to the Registrar of Companies and/or pursuant to any necessary Nasdaq approvals) for the application for the change of name and (ii) whether to proceed with the application for such change of name.

The Circular and a Form of Proxy related to the EGM have been furnished with the U.S. Securities and Exchange Commission (the “SEC”) and distributed to shareholders of the Company registered in the register of members of the Company as at 6:00 p.m. on May 8, 2026. Important additional disclosures are contained in the Circular, which is incorporated by reference herein. Shareholders are urged to review the Circular in full prior to voting. Votes submitted online at www.cstproxyvote.com must be received by 11:59 p.m. Eastern Time on June 7, 2026. The Depository Trust Company participants should consult with their stockbroker or other intermediary as applicable, at the earliest opportunity, for further information on the processes and timelines for appointing a proxy for the EGM through the respective systems.

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (NASDAQ: HTOO) provides integrated energy engineering, distribution, and green hydrogen solutions through its Al Shola Gas, BrightHy Solutions, and BioSteam Energy platforms. With operations spanning liquified petroleum gas supply to hydrogen and biomass steam solutions, the Company supports decarbonization across industrial, residential, and commercial sectors. For more information, please visit www.fusion-fuel.eu.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. Such forward-looking statements include, but are not limited to, statements regarding: the Company’s strategy of building a diversified energy platform and the anticipated benefits thereof; the expected completion and benefits of the planned transaction with respect to Royal Uranium; the planned EGM and the matters to be voted on therein; the Company’s revenue and net income targets for fiscal years 2026 and 2027, including the expectation that all operating businesses will be profitable at the unit level in 2026 and that the Company will cross into sustainable positive net income in 2027; the indicative valuation of certain royalties held by Royal Uranium and the assumptions underlying such valuation; the anticipated contributions of the Company’s operating subsidiaries to the Company’s operations and growth, including the potential for up to €30 million from a certain hydrogen infrastructure investment vehicle; the Company’s operational priorities and key growth targets, including year-over-year revenue growth targets of Al Shola Al Modea Gas Distribution L.L.C. (“Al Shola Gas”), a United Arab Emirates company and a 51.0%-owned subsidiary of QIND; and the Company’s ability to identify and capitalize on market opportunities. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the risk that the anticipated transaction with respect to Royal Uranium may not be completed on anticipated terms or at all; the risk that the matters to be voted on at the EGM may not receive shareholder approval; the Company’s ability to successfully integrate acquired businesses and realize anticipated synergies; the risk that projections and financial targets presented in the investor presentation may not be achieved due to changes in market conditions, commodity prices, currency exchange rates, or operating assumptions, and that actual financial results may differ materially from management’s targets; the risk that the indicative valuation of certain royalties held by Royal Uranium may be significantly overestimated due to inaccurate assumptions or methodologies, including the concentration of approximately 66% of such indicative valuation in a single uranium royalty; the dependence of the Company on third-party operators over whom it has no operational control with respect to royalty-bearing properties, including decisions regarding the pace, scope, and method of exploration and development; adverse changes in commodity prices, including uranium, natural gas, and liquified petroleum gas; the Company’s ability to secure additional financing on favorable terms; risks related to operating in multiple jurisdictions, including regulatory, political, and currency risks; the risk of major disruptions to Al Shola Gas’s operations due to regional military conflicts; changes in applicable laws or regulations, including those related to energy, environmental, mining, and securities matters; the Company’s ability to attract and retain customers and execute on its commercial pipeline; risks associated with the development and commercialization of hydrogen and biomass steam technologies; the lack of availability, affordability, and reliability of biomass feedstock supply; general economic and market conditions, including the impact of inflation, interest rates, and geopolitical instability; other risks and uncertainties described under “Forward-Looking Statements” in the Company’s investor presentation released on May 27, 2026; and the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the SEC on May 7, 2026, and other filings with the SEC. Should any of these risks or uncertainties materialize or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Investor Relations Contact:

ir@fusion-fuel.eu

www.fusion-fuel.eu